SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
ALPHARMA INC.
(Name of Subject Company)
ALPHARMA INC.
(Names of Person Filing Statement)
Class A Common Stock, Par Value $0.20 Per Share
(Title of Class of Securities)
020813101
(CUSIP Number of Class of Securities)

Dean J. Mitchell
President and Chief Executive Officer
Alpharma Inc.
440 Route 22 East, Bridgewater, NJ 08807
(908) 566-3800
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
Copies To:
William R. Dougherty, Esq.
Mario A. Ponce, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3026
(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Alpharma Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 26, 2008, as amended (the “Schedule 14D-9”), relating to the tender offer commenced by Albert Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of King Pharmaceuticals, Inc., a Tennessee corporation (“King”), to acquire all of the issued and outstanding shares of Class A Common Stock, par value $0.20 per share, of the Company (the “Common Stock”), together with the associated rights to purchase shares of Series B Junior Participating Preferred Stock (“the Rights”, and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of September 1, 2008, between the Company and Computershare Trust Company, N.A., as Rights Agent, at a purchase price of $37.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes (the “Offer Price”) and upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by Purchaser with the SEC on September 12, 2008. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to as the “Offer”. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
ITEMS 2, 3, 4, 7 AND 8.
     Items 2, 3, 4, 7 and 8 are hereby amended by adding thereto the following information:
     On November 24, 2008, the Company announced the execution of a definitive merger agreement with Purchaser, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth therein, King will, directly or indirectly, acquire all Shares for the Offer Price. Under the terms of the agreement, Purchaser will revise the Offer promptly after the date of execution of the merger agreement, and the Offer will remain open through 5:00 pm New York City time on December 19, 2008, unless extended in accordance with the merger agreement. Following the completion of the tender offer, King and Purchaser intend to complete a merger in which all remaining Shares will be acquired for the Offer Price. A copy of the joint press release relating to the announcement of the execution of the merger agreement is filed as Exhibit (a)(4) to this Statement and is incorporated herein by reference.

ITEM 9.	MATERIALS TO BE FILED AS EXHIBITS
     Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(4)	Joint Press Release issued by the Company and King on November 24, 2008, was filed as Exhibit 99.1 to the Company’s November 24, 2008 current report on Form 8-K and is incorporated by reference.
(a)(5)	Letter, dated November 24, 2008, to the Company’s employees

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALPHARMA INC.
Date: November 24, 2008	By:	/s/ Thomas J. Spellman III
		Name:	Thomas J. Spellman III
		Title:	Executive Vice President and General Counsel

MATERIALS TO BE FILED AS EXHIBITS

Exhibit No.	Description
(a)(4)	Joint Press Release issued by the Company and King on November 24, 2008, was filed as Exhibit 99.1 to the Company’s November 24, 2008 current report on Form 8-K and is incorporated by reference.
(a)(5)	Letter, dated November 24, 2008, to the Company’s employees